UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

Amendment No.: 3

Name of Issuer:  Multi-Color Corporation (LABL)

Title of Class of Securities:  Common Stock, No par value

CUSIP Number:  625383104

  (Date of Event Which Requires Filing of this Statement)

                     December 31, 2001

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number:  053438109

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Phronesis Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

         182,071

6.  Shared Voting Power:

         0

7.  Sole Dispositive Power:

         182,071

8.  Shared Dispositive Power:

         0

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         182,071

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          4.86%

12. Type of Reporting Person

          PN

CUSIP Number:  625383104

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          James Wiggins

2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

          0

6.  Shared Voting Power:

          182,071

7.  Sole Dispositive Power:

          0

8.  Shared Dispositive Power:

          182,071

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          182,071

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          4.86%

12. Type of Reporting Person

          IN

Item 1(a)   Name of Issuer:  Multi-Color Corporation (LABL)

      (b)   Address of Issuer's Principal Executive Offices:

            205 W. Fourth Street
            Suite 1140
            Cincinnati, Ohio  45202

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

            James Wiggins
            Phronesis Partners
            197 East Broad Street
            Columbus, OH  43215

            Phronesis Partners, L.P. - Delaware limited partnership

            James Wiggins - United States citizen

         (d)  Title of Class of Securities:  Common Stock
              (the "Common Stock")

         (e)  CUSIP Number:  625383104


Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

             (a)   Amount Beneficially Owned:  182,071
                   shares owned by Phronesis Partners, L.P.;
                   182,071 shares beneficially owned by
                   James Wiggins

             (b)   Percent of Class:  4.86% by Phronesis
                   Partners, L.P.; 4.86% by James Wiggins

             (c) Phronesis Partners, L.P.: 182,071 shares with sole power to vote or to direct the vote; 0 shares with shared power to vote or to direct the vote; 182,071 shares with sole power to dispose of or to direct the disposition of; 0 shares with shared power to dispose of or to direct the disposition of;

                   James Wiggins: 0 shares with sole power
                   to dispose of or to direct the
                   disposition of; 182,071 shares with
                   shared power to dispose of or to direct
                   the disposition of; 0 shares with sole
                   power to dispose of or to direct the
                   disposition of; 182,071 shares with
                   shared power to dispose of or to direct
                   the disposition of.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filing to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


PHRONESIS PARTNERS, L.P.

By: /s/ James Wiggins
    _____________________
    JAMES WIGGINS
    General Partner

    /s/ James Wiggins
    ______________________
    JAMES WIGGINS

February 26, 2002



































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00532001.AH8

                         AGREEMENT

         The undersigned agree that this Schedule 13G/A

No. 3 dated February 26, 2002 relating to the Common Stock

of Multi-Color Corporation shall be filed on behalf of the

undersigned.


                             PHRONESIS PARTNERS, L.P.

                             By:   /s/ James Wiggins
                                 _______________________________
                                 James Wiggins, General Partner


                                  /s/ James Wiggins
                                 _______________________________
                                  James Wiggins
































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